United States
               Securities and Exchange Commission
                     Washington, D.C.  20549

                          Schedule 13G
            Under the Securities Exchange Act of 1934
                        (Amendment No.__)


                         Surmodics, Inc.
             ---------------------------------------
                        (Name of Issuer)


                  Common Stock, $0.05 par value
             ---------------------------------------
                 (Title of Class of Securities)


                            868873100
             ---------------------------------------
                         (CUSIP Number)


                        December 31, 1999
             ---------------------------------------
     (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)
[ ]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing in this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                          Schedule 13G

CUSIP No. 868873100

1.   NAME OF REPORTING PERSON.
          Arbor Capital Management, LLC
     S.S. or IRS IDENTIFICATION NO. OF ABOVE PERSON.
          41-1861772

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

          (a)  [ ]
          (b)  [X]  Joint filing pursuant to Rule 13d-1(k)(1)

3.   SEC USE ONLY.

4.   CITIZENSHIP OR PLACE OF ORGANIZATION.
          Minnesota Limited Liability Company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.   SOLE VOTING POWER.
          532,700
6.   SHARED VOTING POWER.
          0
7.   SOLE DISPOSITIVE POWER.
          624,400
8.   SHARED DISPOSITIVE POWER.
          0
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
          624,400
10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES.
          N/A
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9).
          8.41%
12.  TYPE OF REPORTING PERSON.
          IA

                          Schedule 13G

CUSIP No. 868873100

1.   NAME OF REPORTING PERSON.
          Rick D. Leggott
     S.S. or IRS IDENTIFICATION NO. OF ABOVE PERSON.
          ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

          (a)  [ ]
          (b)  [X]  Joint filing pursuant to Rule 13d-1(k)(1)

3.   SEC USE ONLY.

4.   CITIZENSHIP OR PLACE OF ORGANIZATION.
          U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.   SOLE VOTING POWER.
          532,700
6.   SHARED VOTING POWER.
          0
7.   SOLE DISPOSITIVE POWER.
          624,400
8.   SHARED DISPOSITIVE POWER.
          0
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
          624,400
10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES.
          N/A
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9).
          8.41%
12.  TYPE OF REPORTING PERSON.
          IN

                          Schedule 13G

CUSIP No. 868873100

ITEM 1(a).     NAME OF ISSUER.
               Surmodics, Inc.

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.
               9924 West 74th Street
               Eden Prairie, Minnesota 55344

ITEM 2(a).     NAME OF PERSON FILING.
               1)  Arbor Capital Management, LLC
               2)  Rick D. Leggott

               Attached as Exhibit 1 is a copy of an agreement between the persons filing (as specified above) that this
               Schedule 13G is being filed on behalf of each of them.

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OF EACH OF
               THE PERSONS SPECIFIED IN 2(A) ABOVE:
               One Financial Plaza
               120 South Sixth Street
               Suite 1000
               Minneapolis, Minnesota 55402

ITEM 2(c).     CITIZENSHIP.
               Arbor Capital Management, LLC--Minnesota Limited Liability
                                              Company
               Rick D. Leggott--U.S.A.

ITEM 2(d).     TITLE OR CLASS OF SECURITIES.
               Common Stock, $0.05 par value

ITEM 2(e).     CUSIP NUMBER.
               868873100

ITEM 3. If this statement is filed pursuant to Sections 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
                 (a)  [ ]  Broker or dealer registered under Section 15 of the
                           Act (15 U.S.C. 78o);
                 (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act
                           (15 U.S.C. 78c);
                 (c)  [ ]  Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
                 (d)  [ ]  Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
                 (e)  [X]* An investment adviser in accordance
                           with Section 13d-1(b)(1)(ii)(E);

                 (f)  [ ]  An employee benefit plan or endowment fund in
                           accordance with Section 13d-1(b)(1)(ii)(F);
                 (g)  [ ]  A parent holding company or control person in
                           accordance with Section 13d-1(b)(1)(ii)(G);
                 (h)  [ ]  A savings association defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
                 (i)  [ ]  A church plan that is excluded from the definition of an investment company;
                 (j)  [ ]  Group, in accordance with Section 13d-1(b)(1)(ii)(J).

                  * Arbor Capital Management, LLC is an investment
                    adviser registered under Section 203 of the Investment Advisers Act of 1940. Rick D. Leggott is the CEO and majority shareholder of Arbor Capital Management, LLC. (Mr. Leggott is joining in this filing on Schedule 13G pursuant to Rule 13d-1(k)(1).)

ITEM 4.   OWNERSHIP.
          Reference is made to Items 5-11 on the cover sheet of this Schedule 13G.

          Arbor Capital Management, LLC has been granted discretionary dispositive power over its clients' securities and in some instances has voting power over such securities. Any and all discretionary authority which has been delegated to Arbor Capital Management, LLC may be revoked in whole or in part at any time.

          Mr. Leggott is joining in this Schedule 13G and reporting beneficial ownership of the same securities beneficially owned by Arbor Capital Management, LLC, as a result of his position with and stock ownership in Arbor Capital Management, LLC. See Item 8.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
          N/A.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. Neither Arbor Capital Management, LLC nor Mr. Leggott serves as custodian of the assets of any of Arbor
          Capital Management's clients; accordingly, in each instance, only the client or client's custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities.

          The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities is vested in the clients for which Arbor Capital Management, LLC serves as investment adviser. Any and all discretionary authority which has been delegated to Arbor Capital Management, LLC may be revoked in whole or in part at any time.

          Not more than 5% of the class of such securities is owned by any one of such clients subject to the investment advice of Arbor Capital Management, LLC or its affiliates.

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
          WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
          PARENT HOLDING COMPANY.
          N/A

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Arbor Capital Management, LLC, a Minnesota limited liability company, is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. Mr. Leggott is CEO of Arbor Capital Management, LLC and beneficially owns a controlling percentage of its outstanding voting securities. Mr. Leggott is joining in this Schedule 13G because, as a result of his position with and ownership of securities of Arbor Capital Management, LLC, Mr. Leggott could be deemed to have voting and/or investment power with respect to the shares beneficially owned by Arbor Capital Management, LLC. Neither the filing of this joint Schedule 13G nor any information contained herein shall be construed as an admission by Mr. Leggott of his control or power to influence the control of Arbor Capital Management, LLC.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.
          N/A

ITEM 10.  CERTIFICATION.
          By signing below the undersigned (i) certify that, to the best of their knowledge and belief, the securities reported herein were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect and (ii) hereby declare and affirm that the filing of this
          Schedule 13G shall not be construed as an admission that either of the reporting persons is the beneficial owner of the securities reported herein, which beneficial ownership is hereby expressly denied (except for such shares, if any, reported herein as beneficially owned by Arbor Capital Management, LLC, for its own account or by Mr. Leggott for his individual account and not as a result of his position with and ownership of securities of Arbor Capital Management, LLC).

SIGNATURE.

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of the 9th day of February, 2000.


                              /s/ Rick D. Leggott
                              ----------------------------
                              Rick D. Leggott
                              Chief Executive Officer


                              /s/ David D. Deming
                              ---------------------------
                              David D. Deming
                              Chief Operations Officer

Exhibit 1
  Joint Filing Agreement

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing with the other reporting person of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Surmodics, Inc. and that this Agreement be included as an Exhibit to such joint filing.

     This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 9th day of February, 2000.




                              /s/ Rick D. Leggott
                              ----------------------------
                              Rick D. Leggott
                              Chief Executive Officer



                              /s/ David D. Deming
                              ----------------------------
                              David D. Deming
                              Chief Operations Officer